Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269152

This preliminary prospectus supplement relates to an effective registration statement filed with the Securities and Exchange Commission, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities described herein, and are not soliciting an offer to buy such securities, in any state or jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED SEPTEMBER 6, 2023

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated January 19, 2023)

10,000,000 Shares

Crescent Energy Company

Class A Common Stock

We are offering 10,000,000 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on September 5, 2023 was $13.62 per share, as reported on the NYSE.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page S-22.

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Crescent Energy Company, Before Expenses	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

We have granted the underwriters the option to purchase up to an additional 1,500,000 shares of Class A Common Stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.

Delivery of the shares of Class A Common Stock will be made on or about September     , 2023.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class A Common Stock or determined if the prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September     , 2023.

Wells Fargo Securities	KKR	Evercore ISI	Raymond James

Crescent Energy Company(1)
Proved Reserves at SEC Pricing	727 MMBoe
Proved Reserves % Liquids / % Developed at SEC Pricing	58% / 80%
Proved PV-10 at SEC Pricing	$11.9B
Proved PV-10 at 8/31 NYMEX pricing(2)	$6.5B
First Year PDP Decline (%)	20%
Current Operated Rigs	2

Note: As of December 31, 2022, after giving effect to the Western Eagle Ford Acquisitions (as defined herein). See “Summary—Recent Developments—Western Eagle Ford Acquisitions,” “Summary—Summary reserve data based on NYMEX pricing” and “Summary—Summary reserve data based on SEC pricing.”

(1)

Our SEC reserves include volumes based on the report prepared by our independent reserve engineer and estimates by the Company. The SEC reserves of the Western Eagle Ford Assets (as defined herein) are based on the reports prepared by the independent reserve engineer for such assets.

(2)

GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC Pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX Pricing to standardized measure as determined in accordance with GAAP.

PROSPECTUS SUPPLEMENT

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part contains an accompanying prospectus relating to sales of shares of Class A Common Stock and other securities by Crescent Energy Company and gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. Unless otherwise indicated, capitalized terms used but not defined herein have the meaning assigned to them in the registration statement of which this prospectus forms a part. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Incorporation of Certain Information by Reference” in this prospectus supplement. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying prospectus or documents incorporated by reference herein or therein.

You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the underwriters nor any of our or their representatives have authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus supplement and accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, and the information in the accompanying prospectus or contained in any document incorporated by reference is accurate as of the date of such prospectus or document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of the Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Presentation of the Western Eagle Ford Acquisitions

On July 3, 2023, we consummated the previously announced acquisition contemplated by the Purchase and Sale Agreement (the “July Western Eagle Ford Acquisition Agreement”), dated as of May 2, 2023, with Mesquite Comanche Holdings, LLC (“Comanche Holdings”) and SN EF Maverick, LLC (“SN EF Maverick,” and together with Comanche Holdings, the “Seller”), pursuant to which we acquired from the Seller certain interests in oil and gas properties, rights and related assets in the Western Eagle Ford basin (the “July Western Eagle Ford Assets”) for aggregate consideration of approximately $600 million in cash (the “July Western Eagle Ford Acquisition”). The purchase price was funded by borrowings under the Revolving Credit Facility (as defined herein) in the amount of $543.4 million (the “Acquisition Borrowings”), which represented the purchase price after purchase price adjustments less a 10% deposit funded by borrowings under the Revolving Credit Facility made at signing on May 2, 2023 (the “Acquisition Deposit”).

On August 22, 2023, we entered into a Purchase and Sale Agreement with an unaffiliated third party (the “August Western Eagle Ford Acquisition Agreement”), pursuant to which we expect to acquire certain interests in oil and gas properties, rights and related assets primarily located in Dimmitt and Webb Counties, Texas (the “August Western Eagle Ford Assets” and, together with the July Western Eagle Ford Assets, the “Western Eagle Ford Assets”), for aggregate consideration of approximately $250 million, subject to customary purchase price adjustments (the “August Western Eagle Ford Acquisition” and, together with the July Western Eagle Ford Acquisition, the “Western Eagle Ford Acquisitions”). The seller of the August Western Eagle Ford Assets is unaffiliated with the Seller, and the August Western Eagle Ford Acquisition is not related to or conditioned upon the consummation of the July Western Eagle Ford Acquisition (nor was the July Western Eagle Ford Acquisition related to or conditioned upon the August Western Eagle Ford Acquisition). The August Western Eagle Ford Acquisition is expected to close in late September 2023, subject to customary closing conditions.

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Except with respect to estimates of our oil and natural gas reserves and related future net cash flows and present values thereof or unless otherwise indicated, the information set forth in this prospectus supplement does not include adjustments giving effect to the Western Eagle Ford Acquisitions.

The unaudited pro forma condensed combined statements of operations (the “pro forma statements of operations”) for the year ended December 31, 2022 and the six months ended June 30, 2023 give effect to the July Western Eagle Ford Acquisition as if it had been consummated on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives effect to the July Western Eagle Ford Acquisition as if it had been consummated on June 30, 2023. In each case, the pro forma data is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have been achieved if the July Western Eagle Ford Acquisition had taken place on the specified dates. Further, the pro forma data does not give pro forma effect to the August Western Eagle Ford Acquisition. In addition, future results may vary significantly from the results reflected in such pro forma financial and operating data and should not be relied on as an indication of future results. For additional information regarding the pro forma data included or incorporated by reference herein, see our pro forma financial statements, together with the related notes thereto, as filed on our Current Report on Form 8-K/A on September 6, 2023, as incorporated by reference herein.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and natural gas liquids (“NGL”) production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	commodity price volatility;

•	our business strategy;

•

risks related to the Western Eagle Ford Acquisitions, including the risk that we may fail to complete the August Western Eagle Ford Acquisition and/or to realize the expected benefits of the Western Eagle Ford Acquisitions;

•	our ability to identify and select possible additional acquisition and disposition opportunities;

•	capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;

•	the impact of sales hereunder to the trading price of our Class A Common Stock;

•	risks and restrictions related to our debt agreements and the level of our indebtedness;

•	our reliance on KKR Energy Assets Manager LLC (the “Manager”) as our external manager;

•	our hedging strategy and results;

•	realized oil, natural gas and NGL prices;

•

political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;

•	general economic conditions, including the impact of inflation and associated changes in monetary policy;

•	the impact of disruptions in the banking industry and capital markets, including those related to the unavailability of liquidity to banking and financial services firms;

•

epidemics or pandemics, including the effects of related public health concerns and the impact of continued actions taken by governmental authorities and other third parties in response thereto and any resultant impact on commodity prices, supply and demand considerations, and storage capacity;

•	timing and amount of our future production of oil, natural gas and NGLs;

•	a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;

•	unsuccessful drilling and completion activities and the possibility of resulting write downs;

S-iv

•	our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;

•	shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel;

•	adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;

•

incorrect estimates associated with properties we acquire, including the Western Eagle Ford Assets, relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;

•	hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;

•	limited control over non-operated properties;

•	title defects to our properties and inability to retain our leases;

•	our ability to successfully develop our large inventory of undeveloped acreage;

•	our ability to retain key members of our senior management and key technical employees;

•	risks relating to managing our growth, particularly in connection with the integration of significant acquisitions, including the Western Eagle Ford Acquisitions;

•	our ability to successfully execute our growth strategies, including with respect to the Western Eagle Ford Acquisitions;

•

impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation, including as a result of the recent change in presidential administrations;

•	federal and state regulations and laws, including the Inflation Reduction Act of 2022 (as defined herein);

•

our ability to predict and manage the effects of actions of the Organization of Petroleum Exporting Countries (“OPEC”) and agreements to set and maintain production levels, including as a result of recent production cuts by OPEC;

•	information technology failures or cyberattacks;

•	changes in tax laws;

•	effects of competition; and

•	seasonal weather conditions.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in each of our Annual Report on Form 10-K for the year ended December 31, 2022 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, respectively, each incorporated herein by reference.

Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the

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interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement.

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SUMMARY

This summary highlights information included elsewhere in, or incorporated by reference into, this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus, together with the additional information described under “Information Incorporated by Reference,” before investing in our Class A Common Stock. The information presented in this prospectus supplement assumes, unless otherwise indicated, that the underwriters’ option to purchase additional shares of Class A Common Stock is not exercised. Unless otherwise indicated, the estimates of our proved reserves as of December 31, 2022 are based primarily on a report prepared by Ryder Scott, our independent reserve engineer, a summary of which is incorporated by reference into this prospectus, which we refer to herein as our “reserve report.”

Our Company

Overview

We are a growth-oriented U.S. independent energy company engaged in the acquisition, development and operation of oil and natural gas properties. Our portfolio of low-decline, cash-flow oriented assets comprise both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of low-risk, high-return development locations in the Eagle Ford and Uinta Basins. Our leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, we and our predecessors have executed on a consistent growth through acquisition strategy focused on cash flow, risk management and returns. Our mission is to invest in energy assets and deliver better returns through strong operations and stewardship. We seek to deliver attractive risk-adjusted investment returns and predictable cash flows across cycles by employing our differentiated approach to investing in the oil and gas industry. Our approach employs a unique business model that combines an investor mindset and deep operational expertise to pursue a cash flow-based investment mandate focused on operated working interests with an active risk management strategy. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”

Our free cash flow-focused portfolio is comprised of liquids-weighted assets in proven onshore U.S. basins with substantial existing production, a low decline rate, a deep inventory of high return development opportunities and an acreage position that is 96% held by production. Based on forecasts used in our reserve report and the reserve reports for the Western Eagle Ford Assets, our proved developed producing (“PDP”) reserves as of December 31, 2022, including the PDP reserves associated with the Western Eagle Ford Acquisitions, have estimated average five-year and ten-year annual decline rates of approximately 13% and 10%, respectively, and an estimated 2023 PDP decline rate of 20%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our dividend policy. We have a robust inventory of attractive operated undeveloped locations, providing for optimal flexibility to maintain or grow our production base. While many operators in our industry have historically focused on the capital intensive pursuit of high production growth rates, our management team has a track record of selectively acquiring cash flow oriented assets, operating them more profitably and making disciplined, returns focused reinvestment decisions to drive free cash flow generation. Our portfolio is enhanced and complemented by our additional interests in mineral acreage and midstream infrastructure, which provide operational benefits and enhance our cash flow margins. Through the combination of our asset profile, our disciplined risk management and premier operational capabilities, we intend to generate attractive risk adjusted returns and substantial free cash flow while maintaining a commitment to low leverage and prudent risk management.

We have built a substantial portfolio of reserves, production, cash flows and reinvestment opportunities.

Our portfolio of assets:

•

at December 31, 2022 consisted of 572.8 net MMBoe (or 727.4 net MMBoe after giving effect to the Western Eagle Ford Acquisitions) of proved reserves, of which approximately 56% were liquids (or 58% after giving effect to the Western Eagle Ford Acquisitions), reflecting $9.1 billion in standardized measure and $9.6 billion and $7.1 billion (or $11.9 billion and $9.1 billion, respectively, after giving effect to the Western Eagle Ford Acquisitions) in net proved and net proved developed (“PD”) present value discounted at a 10% discount rate;

•

during the year ended December 31, 2022 produced 138 net MBoe/d and during the six months ended June 30, 2023, produced 138 net MBoe/d (with the Western Eagle Ford Acquisitions expected to add approximately 32 MBoe/d of net production at the time of acquisition on a combined basis); and

•

during the year ended December 31, 2022, generated $480.6 million of net income, $1,167.2 million of Adjusted EBITDAX and $434.1 million of Levered Free Cash Flow, and during the six months ended June 30, 2023, generated $313.1 million of net income, $456.7 million of Adjusted EBITDAX and $47.5 million of Levered Free Cash Flow.

For definitions of Adjusted EBITDAX and Levered Free Cash Flow, including reconciliations to the nearest U.S. generally accepted accounting principles (“GAAP”) measures, see “—Summary Historical Financial Data—Non-GAAP Financial Measures.”

Free cash flow-focused portfolio promotes return of capital to investors

We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the stable nature of our producing assets combined with our risk management approach, hedging strategy and low leverage profile provides us the ability to generate strong free cash flow in a variety of commodity price environments, which positions us to maintain financial strength and maximize returns while limiting downside risk and consistently return capital to our stockholders. Our asset base, which includes oil and natural gas assets in proven onshore basins such as the Eagle Ford, Rockies and Barnett, is composed of producing properties with substantial production and hedged cash flow that are complemented by an extensive inventory of reinvestment opportunities on our undeveloped acreage. We believe that our producing assets will provide us with significant flexibility to maintain and grow our asset base and free cash flow through disciplined reinvestment in our portfolio of identified development opportunities. Our estimated 2023 PDP decline rate of 20%, based on forecasts used in our reserve report and inclusive of the Western Eagle Ford Assets, is substantially lower than the industry average. The low decline nature of our asset base requires minimal reinvestment to maintain our production, and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio and strategic acquisitions. While many of our peers have historically outspent their cash flows, we have averaged a reinvestment rate, which we define as our historical capital expenditures (excluding acquisitions) over a specified period as a percentage of our historical Adjusted EBITDAX for such period, of 40% of Adjusted EBITDAX since 2018. This highlights management’s capital discipline and commitment to returning capital to stockholders. Adjusted EBITDAX is a non-GAAP financial measure, as discussed further under “—Summary Historical Financial Data—Non-GAAP financial measures.”

Our fixed within a framework dividend policy is generally set annually and targets distributing 10% of Adjusted EBITDAX. Our dividend is designed to deliver a reliable return of capital to our stockholders and we believe it is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile.

Low-decline production base underpins free cash flow generation

Our reserves are generally long-lived and characterized by relatively low production decline rates, affording us significant capital flexibility and an ability to efficiently hedge material quantities of future expected production. Based on forecasts used in our reserve report and the reserve reports for the Western Eagle Ford Assets, our proved developed producing (“PDP”) reserves as of December 31, 2022, inclusive of the Western Eagle Ford Assets, have estimated average five-year and ten-year annual decline rates of approximately 13% and 10%, respectively, and an estimated 2023 PDP decline rate of 20%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our dividend policy. Our properties located in the Eagle Ford, Rockies and Barnett represent approximately 84% of our proved reserves as of December 31, 2022, and provide us with diversification from both a regional location and commodity price perspective, which provides us certain downside protection as it relates to commodity-specific pressures, isolated infrastructure constraints or severe weather events. Our net proved standardized measure totaled $9.1 billion as of December 31, 2022. The table below illustrates the aggregate reserve volumes associated with our proved assets as of December 31, 2022.

								SEC(1)		NYMEX(3)
Operating Area	Net Proved Reserves(1)		% Oil & Liquids(1)	Net PD Reserves(1)		2022 Total Net Production		Net PD PV-10 (1)(2)		Net PD PV-10 (1)(2)
	(MMBoe	)		(MMBoe	)	(MBoe	)	(MM	)	(MM	)
Eagle Ford	147		81%	79		10,450		$1,907		$1,235
Rockies	222		53%	192		22,438		2,902		1,506
Barnett	111		20%	111		7,409		911		342
Other(4)	94		67%	78		10,090		1,412		849

Total excluding Western Eagle Ford Assets	573		56%	460		50,387		$7,132		$3,932
Western Eagle Ford Acquisitions	155		65%	122		12,602		$1,953		$1,094

Total including Western Eagle Ford Acquisitions	727		58%	582		62,989		$9,085		$5,026

(1)

Our reserves (discounted at ten percent, or PV-10) were determined using average first-day-of-the-month prices for the prior 12 months in accordance with guidance from the SEC. For oil and NGL volumes, the average WTI posted price of $93.67 per barrel as of December 31, 2022, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $6.36 per MMBtu as of December 31, 2022, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $89.87 per barrel of oil, $5.80 per Mcf of natural gas and $37.98 per barrel of NGLs.

(2)

Reflects the Net Proved and Net PD present values reflected in our proved reserve estimates as of December 31, 2022. PV-10 is not a financial measure prepared in accordance with GAAP because it does not include the effects of income taxes on future revenues.

(3)

Our NYMEX reserves (discounted at ten percent, or PV-10) were determined using index prices for oil and natural gas, respectively, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on August 31, 2023 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $66.71 per barrel of oil, $3.36 per Mcf of natural gas and $28.18 per barrel of NGLs as of December 31, 2022 for Crescent Energy Company. The average adjusted product prices over the remaining lives of the properties are $67.18 per barrel of oil, $3.94 per Mcf of natural gas and $31.14 per barrel of NGLs as of December 31, 2022 for the Western Eagle Ford Acquisitions. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC Pricing. See “—Summary Reserve and Operating Data—Summary Reserve Data based on NYMEX Pricing.”

(4)	Includes working interest properties located in Mid-Con, California, Permian as well as diversified minerals.

Attractive development opportunities

Our asset portfolio includes a robust inventory of attractive reinvestment opportunities that complement our producing assets. As a result, we have the ability to strategically allocate capital to a diverse set of drilling opportunities with the potential to maintain or grow our production and free cash flow, while being able to generate attractive risk-adjusted returns. Our development inventory is low-risk and located in proven basins with substantial well control. Our reinvestment opportunities are all located in well understood basins where we have deep operational experience, and provide us with relatively de-risked opportunities to reinvest a portion of our cash flow from our producing assets.

Total identified drilling locations

As of December 31, 2022 and including the net drilling locations gained through the Western Eagle Ford Acquisitions, we have identified 308 net locations as PUD drilling locations. The majority of these locations are on acreage that is held by production and, accordingly, we have limited near term lease obligations, providing us significant flexibility and valuable optionality to reinvest through development over time when asset level returns are strong. This allows us to react quickly to commodity price fluctuations.

Business Strategies

Our primary business objective is to deliver free cash flow and attractive risk-adjusted returns for our investors through the execution of the following strategies:

•

Build and operate a balanced portfolio of proven, low-risk, cash-flowing assets.    We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the large, stable nature of our producing assets combined with our hedging strategy and low leverage profile provides us with significant capital flexibility, an ability to efficiently hedge material quantities of future production to protect our cash flows, the opportunity to generate strong, risk adjusted returns and free cash flow in a variety of commodity price environments, which positions us to consistently return capital to stockholders. For example, while many of our peers have historically outspent their cash flows in pursuit of production growth and left themselves particularly vulnerable to declines in commodity prices, we have averaged a reinvestment rate of approximately 40% of Adjusted EBITDAX since 2018. For a definition of Adjusted EBITDAX, including a reconciliation to the nearest GAAP measure, see “—Summary Historical Financial Data—Non-GAAP financial measures.” We expect to continue to utilize the free cash flow generated from our producing assets to pay dividends to stockholders, maintain conservative leverage levels, reinvest in existing development opportunities and strategically pursue complementary, accretive acquisitions.

•

Maximize returns to stockholders through disciplined reinvestment.    We believe we have an extensive inventory of low-risk, high-return development opportunities that are capable of generating attractive cash on cash returns. As of December 31, 2022 and including the net drilling locations gained through the Western Eagle Ford Acquisitions, we identified 308 net locations as PUD drilling locations, reflecting $2.1 billion of reinvestment potential. Our high degree of operational control and the fact that our asset base is largely held by production provides flexibility over the execution of our development program, including the timing, amount and allocation of our capital expenditures. Approximately 96% of our net acreage as of June 30, 2023 was held by production. In addition, we are exploring the potential for carbon capture use and storage within our conventional Rockies position. Currently, we are capturing carbon dioxide (“CO2”) at an operated gas plant and selling it to third parties, transporting CO2 both for our own operations and third parties on a pipeline that we own, and sequestering CO2 for enhanced oil recovery in fields that we operate.

•

Focus on financial strength and flexibility.    We intend to maintain a conservative and flexible capital structure to actively manage risk across the business. As of June 30, 2023, as adjusted after giving effect to the July Transactions (as defined under “—Recent Developments”), we would have had $786.6 million in liquidity, including $2.3 million in cash and cash equivalents and net of $9.7 million in outstanding letters of credit, $784.3 million of available borrowings under the Revolving Credit Facility and total outstanding principal indebtedness of $1.9 billion. We intend to maintain conservative leverage in the future with a long-term corporate leverage target at or below 1.0x net debt to Adjusted EBITDAX. See “—Summary Historical Financial Data—Non-GAAP financial measures” for our definition of Adjusted EBITDAX and reconciliations of Adjusted EBITDAX to net income (loss), the nearest comparable GAAP measure. In addition, we employ a rolling three to five year hedging strategy designed to insulate our free cash flow generation throughout commodity price fluctuations by entering into forward commodity contracts when investment decisions regarding acquisitions or reinvestment in existing assets are finalized and adding incremental hedges to our production base over time. We operate an active hedging strategy that allows us to protect the balance sheet and corporate returns while maintaining adequate exposure to commodity prices and upside therefrom.

•

Develop industry-leading sustainability practices that benefit our stakeholders and the communities in which we operate.    We view exceptional sustainability performance as an opportunity to differentiate ourselves from our peers, mitigate risks and strengthen operational performance, as well as benefit our stakeholders and the communities in which we operate. Our sustainability program is overseen by senior management, executed together with experienced industry professionals throughout our organization and supported by the resources of KKR & Co. Inc. (“KKR”) and its subsidiaries (together with KKR, the “KKR Group”). In September 2022, we released our second ESG report, aligned with the IFRS Foundation’s Sustainability Accounting Standards Board Standard for Oil & Gas—Exploration & Production (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) and also established climate targets. We are committed to engaging across our organization to assess and manage sustainability issues. In connection with this commitment, we have also established an Sustainability Advisory Council to advise management and our board of directors on sustainability-related issues. In February 2022, we joined the Oil & Gas Methane Partnership 2.0 (“OGMP 2.0”) Initiative and committed to more accurately measure our methane emissions.

•

Evaluate and pursue opportunistic and value-oriented acquisitions focused on cash-on-cash returns.    Our business has been built over time through a series of strategic mergers and acquisitions. We are experienced acquirers and have been executing a strategy of opportunistically acquiring well understood cash flow oriented assets since the founding of the business. We employ a differentiated business model that combines an investor mindset with deep operational expertise to deliver sustainable stockholder value creation. Since 2020, we have completed ten acquisitions, including the July Western Eagle Ford Acquisition as discussed further under “—Western Eagle Ford Acquisitions.” We believe today’s market dynamic creates an attractive market for consolidation, driven by historically low equity capital formation and an increasing supply of assets and businesses for sale. We anticipate a large and increasing universe of attractive target opportunities from the divestiture programs of majors and large-cap independents, subscale public and private companies, private and unnatural owners seeking liquidity and bolt-on opportunities near existing assets. We will continue to evaluate acquisitions consistent with our cash flow-based strategy to further improve our asset portfolio and enhance investor returns. The Western Eagle Ford Acquisitions highlight our acquisition strategy to buy low-risk cash flow oriented assets that are accretive and enhance our portfolio while maintaining low leverage.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our peers and uniquely position us to achieve our primary business objective:

•

Diversified free cash flow-generating production base supports the dividend and drives enhanced stockholder returns.    Our fixed within a framework dividend policy is generally set annually and targets distributing 10% of Adjusted EBITDAX. Our dividend is designed to deliver a reliable return of capital to our stockholders and we believe it is more stable than that of our peers as it is not impacted by capital expenditures with Crescent’s dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and we and our predecessor have paid dividends for ten consecutive years as both a private and public company, through volatile commodity and market conditions and while maintaining a low leverage profile. We have built a large, balanced portfolio of producing properties that generate substantial free cash flow with significant developmental upside that enhances our production and free cash flow. Our reserves are generally long-lived and characterized by relatively low production decline rates. Our estimated 2023 PDP decline rate of 20% after giving effect to the Western Eagle Ford Acquisitions is substantially lower than the industry average. The low decline nature of our asset base requires minimal capital reinvestment to maintain our production and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio and strategic acquisitions of complementary oil and natural gas assets and/or return capital to investors. Our producing properties have been substantially de-risked from years of development and have sufficient existing infrastructure to transport our production to market. Our geographic diversity also leaves us less susceptible to geographically isolated infrastructure constraints, severe weather events and other risks. We believe the combination of our low decline and liquids-weighted asset profile combined with our active hedging strategy and low leverage profile positions us to generate free cash flow throughout the commodity cycles that may be returned to stockholders through dividends.

•

Disciplined investment in development and complementary opportunities.    We have a proven history of utilizing cash flow generated from our producing assets to reinvest in the development of our oil and natural gas assets. While many of our peers have historically outspent their cash flows in pursuit of high production growth rates and left themselves particularly vulnerable to declines in commodity prices, we have averaged a reinvestment rate (excluding acquisitions) of approximately 40% of Adjusted EBITDAX since 2018 and have a consistent track record of over a decade of disciplined capital allocation. As of December 31, 2022 and including the net drilling locations gained through the Western Eagle Ford Acquisitions, we have identified 308 net drilling locations as PUD drilling locations, representing approximately $2.1 billion of reinvestment potential. We believe that our reinvestment in development opportunities has generated attractive risk-adjusted returns through strong operations, commercial creativity, capital discipline, enhanced asset optimization and strong risk management. Additionally, we will continue to strategically evaluate accretive acquisitions of oil and natural gas assets as well as certain midstream assets and minerals in targeted areas that are complementary to our underlying asset base and are supported by strong cash flow. For example, our current mineral acreage and midstream infrastructure provides operational benefits and enhances our cash flow margins, generating $93.5 million and $39.3 million, respectively, of revenues less direct operating expenses for the year ended December 31, 2022.

•

Aligned management team with a proven track record and sustainability focus.    Our executive leadership team is a group of experienced investment, financial and industry professionals who have a demonstrated track record of employing our strategy focused on cash flow, risk and returns since 2011, with experience in asset management, capital allocation, stewardship, risk management, investing, finance and accounting. Our differentiated approach, which was created through combining superior financial and risk management capabilities with premier operational capabilities, provides us with a competitive advantage in navigating a variety of commodity price and market environments. Our talented and highly motivated operational leadership are experts in their respective geographies and utilize their expertise to drive the day-to-day operations of our assets. Furthermore, the performance-based incentive structure of our Management Agreement and the significant equity ownership of stockholders associated with our Manager provide for alignment of interests for long-term value creation. Additionally, our relationship with the KKR Group also provides us access to a constellation of global resources, including a deep bench of experienced investment professionals and resources specifically dedicated to monitoring and understanding issues and trends, recommending strategies, providing assistance and otherwise helping companies navigate changing market dynamics with respect to sustainability-related issues, including the KKR Group’s Global Institute and Public Affairs team.

•

Well-capitalized balance sheet and strong liquidity profile supported by active risk management approach.    As of June 30, 2023, as adjusted after giving effect to the July Transactions, we would have had total principal indebtedness of $1.9 billion and $786.6 million in liquidity, including $2.3 million in cash and cash equivalents and, net of $9.7 million in outstanding letters of credit, $784.3 million of available borrowings under the Revolving Credit Facility. Since our inception, our strategy has been to maintain a conservative balance sheet, low leverage and an active risk management program. For example, our net leverage ratio on a net debt to trailing twelve month Adjusted EBITDAX basis has averaged 1.2x from 2011 to June 30, 2023. While maintaining these conservative leverage levels, we generated net income of $480.6 million and Levered Free Cash Flow of $434.1 million for the year ended December 31, 2022, and for the six months ended June 30, 2023, we generated net income of $313.1 million and Levered Free Cash Flow of $47.5 million. See “—Summary Historical Financial Data—Non-GAAP financial measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metrics.

Recent developments

Class A Conversion

On June 30, 2023, an affiliate of KKR redeemed approximately 27.6 million OpCo Units (and cancelled a corresponding number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock (the “Class A Conversion”) and subsequently distributed (the “Class A Distribution”) such shares to certain of its legacy investors in privately-managed funds and accounts on July 3, 2023. Following the Class A Conversion, shares of our Class A Common Stock represent approximately 45% of the outstanding shares of Class A Common Stock and Class B Common Stock, taken together. We did not receive any proceeds or incur any material expenses associated with the Class A Conversion.

Western Eagle Ford Acquisitions

On July 3, 2023, we consummated the acquisition contemplated by the July Western Eagle Ford Acquisition Agreement, pursuant to which we acquired the July Western Eagle Ford Assets from the Seller for aggregate consideration of approximately $600 million in cash, subject to customary purchase price adjustments. The purchase price was funded by the Acquisition Borrowings in the amount of $543.4 million, which represented the purchase price after purchase price adjustments, less the Acquisition Deposit. The July Western Eagle Ford Assets consist of operatorship and incremental working interest in the Company’s existing Western Eagle Ford assets and increased our 15% non-operated interest to a 50% operated interest. The acquired assets include an aggregate approximately 75,000 largely contiguous net acres, primarily located in Dimmit and Webb Counties, Texas, with approximately 1,800 currently producing wells, net production at the time of acquisition of approximately 20 MBoe/d (~70% liquids) and a next 12-month decline rate of 18% based on our reserve report forecast.

On August 22, 2023, we entered into the August Western Eagle Ford Acquisition Agreement, pursuant to which we expect to acquire certain interests in oil and gas properties, rights and related assets primarily located in

Dimmit and Webb Counties, Texas for aggregate consideration of approximately $250 million, subject to customary purchase price adjustments. The August Western Eagle Ford Assets consist of incremental working interest in the Company’s operated Western Eagle Ford Assets and increases our working interest from 50% to 63%. Net production as of June 2023 from the assets is approximately 12 Mboe/d (~70% liquids) with a next 12-month decline rate of 13% based on our reserve report forecasts. The August Western Eagle Ford Acquisition is expected to close in late September 2023, subject to customary closing conditions.

Through these two acquisitions, we will have increased our legacy 15% non-operated interest to a 63% operated interest in our existing Western Eagle Ford acreage position for a combined consideration of $850 million. As of December 31, 2022, the proved developed reserves associated with the Western Eagle Ford Acquisitions reflect $2.0 billion and $1.1 billion in net present value (discounted at ten percent, or PD PV-10) at SEC pricing as of December 31, 2022 and NYMEX pricing as of August 31, 2023, respectively. For additional information regarding the reserves associated with the Western Eagle Ford Acquisition, see “—Summary Reserve and Operating Data.”

We expect to use the proceeds of this offering to fund a portion of the consideration for the August Western Eagle Ford Acquisition. We expect to fund the remaining portion of the purchase price with cash on hand, availability under our Credit Agreement or, opportunistically to the extent market conditions warrant, other capital markets offerings as appropriate. However, the August Western Eagle Ford Acquisition is not contingent upon the completion of this offering and this offering is not contingent upon the completion of the August Western Eagle Ford Acquisition. If the August Western Eagle Ford Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes.

July Senior Notes Offering

On July 20, 2023, Crescent Energy Finance LLC (“Crescent Finance”), a Delaware limited liability company and our indirect subsidiary issued $300 million aggregate principal amount of its 9.250% senior notes due 2028 (the “New Notes,” and such offering the “July Senior Notes Offering”). The New Notes were issued as additional notes pursuant to the indenture, dated as of February 1, 2023, (the “Base Indenture”), as supplemented by the first supplemental indenture, dated as of July 20, 2023 (the “First Supplemental Indenture” and, together with the “Base Indenture,” the “Indenture”), by and among Crescent Finance, the guarantors named therein (the “Guarantors”) and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), pursuant to which Crescent Finance issued $400 million aggregate principal amount of its 9.250% senior notes due 2028 on February 1, 2023 (the “Existing Notes”). The New Notes are treated as a single series of securities under the Indenture and vote together as a single class with the Existing Notes, and have substantially identical terms, other than the issue date and the issue price, as the Existing Notes. The net proceeds from the July Senior Notes Offering were used to repay a portion of the amounts outstanding under our Revolving Credit Facility.

We refer to the Class A Distribution, the closing of the July Western Eagle Ford Acquisition, the Acquisition Borrowings and the July Senior Notes Offering and the use of proceeds therefrom, collectively, as the “July Transactions” herein.

Guidance Update

As a result of our ongoing evaluation of year-to-date performance and giving effect to the anticipated results of the Western Eagle Ford Assets, we have updated our guidance with respect to both production and capital expenditures (excluding acquisitions). Specifically, we now estimate that our average net daily production for the year ending December 31, 2023 will range from approximately 146.0 to 151.0 Mboe/d, as compared to our August 2023 estimate of 143.0 to 148.0 MBoe/d (and our initial estimate of 140.0 to 148.0 MBoe/d), and that our total capital expenditures (excluding acquisitions) for the year ending December 31, 2023 will range from approximately $580 million to $630 million, as compared to our August 2023 estimate of $575 million to $625 million (and our initial estimate of $625 million to $700 million). This forward-looking guidance represents our management’s estimates as of the date of this prospectus supplement, is based upon a number of assumptions that are inherently uncertain and is subject to numerous business, economic, competitive, financial and regulatory risks, including the risks described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and in the documents incorporated herein by reference.

Commodity Hedging Program

A key tenet of our focused risk management effort is an active economic hedging strategy to mitigate near-term price volatility while maintaining long-term exposure to underlying commodity prices. Our hedging program limits our near-term exposure to product price volatility and allows us to protect the balance sheet and corporate returns through commodity cycles and return capital to investors. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any of the floating rate over the fixed ceiling. As of June 30, 2023, our derivative portfolio had an aggregate notional value of approximately $1.5 billion. We determine the fair value of our oil and natural gas commodity derivatives using valuation techniques that utilize market quotes and pricing analysis. Inputs include publicly available prices and forward price curves generated from a compilation of data gathered from third parties.

The following table details our net volume positions by commodity as of June 30, 2023.

Production Period	Volumes	Weighted Average Price/Price Range
	(in thousands)
Crude oil swaps (Bbls):
WTI
2023	6,217	$63.16
2024	10,201	65.72
Brent
2023	266	52.52
2024	276	68.65
Crude oil collars—WTI (Bbls):
2023	1,457	55.63 – 74.03
2024	644	60.00 – 68.02
2025(1)	1,460	60.00 – 85.00
Natural gas swaps (MMBtu):
2023	28,595	2.91
2024	9,604	4.14
Natural gas collars (MMBtu):
2024	18,300	3.38 – 4.56
Crude oil basis swaps (Bbls):
2023	2,392	1.26
2024	3,568	1.50
Natural gas basis swaps (MMBtu):
2023	14,922	(0.29)
2024	835	(0.28)
Calendar Month Average roll swaps (Bbls):
2023	2,484	0.21
2024	3,568	0.32
Total

(1)	Represents outstanding crude oil collar options exercisable by the counterparty until December 16, 2024.

Our Relationship with the KKR Group

On December 7, 2021, in connection with the closing of the transactions with Contango Oil & Gas Company (the “Merger Transactions”), we entered into the management agreement (the “Management Agreement”), dated as of December 7, 2021, by and between us and the Manager, that engages the Manager to provide certain management and investment advisory services to us and our subsidiaries. Our management team provides services to us pursuant to the Management Agreement.

The Manager is an indirect subsidiary of KKR and a part of the KKR Group. The KKR Group is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions.

Pursuant to the Management Agreement, the Manager has agreed to provide us with management services, including senior members of our full executive and corporate management teams, and other assistance, including with respect to strategic planning, risk management, identifying and screening potential acquisitions, identifying and analyzing sustainability issues and providing such other assistance as we may require. Furthermore, entities affiliated with the KKR Group invested in our predecessor, helped found the strategy we have employed since 2011 and continue to hold a significant investment in our company.

Through our integration with the KKR Group’s global platform, we believe that we benefit from: the power of the “KKR” brand; KKR Global Macro and Asset Allocation, which assists with assessing the impact of macroeconomic factors on potential investments and helps identify market opportunities; KKR Capital Markets, which assists with optimizing the capital structure of investments and underwrites and arranges debt, equity and other forms of financing for both KKR portfolio companies and independent clients; KKR Public Affairs, which, together with the KKR Global Institute, provides insight into public policy, government and regulatory affairs, including experience working with key stakeholders, such as labor unions, industry and trade associations and non-governmental organizations, and sustainability issues and opportunities; and KKR Capstone, which creates value by assisting with due diligence and identifying and delivering sustainable operational performance improvements within the KKR Group’s portfolio companies.

For additional information regarding our Management Agreement and our relationship with the KKR Group, see “Item 1A, Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated herein by reference.

Our Ownership Structure

The following diagram displays our simplified ownership structure, as of June 30, 2023 and after giving effect to this offering and the July Transactions, assuming that the underwriters do not exercise their option to purchase additional shares:

(1)	Guarantors under the Revolving Credit Facility and the 2026 Notes and the 2028 Notes (together, the “Senior Notes”).

The Offering

Class A Common Stock offered by us	10,000,000 shares (or 11,500,000 shares if the underwriters exercise their option to purchase additional shares in full).

Class A Common Stock outstanding immediately after this offering	85,958,800 shares (or 87,458,800 shares if the underwriters exercise their option to purchase additional shares in full).

Class B Common Stock outstanding immediately after this offering	91,048,124 shares. Shares of our Class B Common Stock are non-economic. In connection with any redemption of OpCo Units pursuant to the Redemption Right (as defined below) or acquisition pursuant to our call right, the corresponding number of shares of Class B Common Stock will be cancelled.

Voting power of Class A Common Stock after giving effect to this offering	48.6% (or 100% if all outstanding OpCo Units held by the OpCo Unitholders were redeemed (along with a corresponding number of shares of our Class B Common Stock) for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting power of Class B Common Stock after giving effect to this offering	51.4% (or 0% if all outstanding OpCo Units held by the OpCo Unitholders were redeemed (along with the cancellation of a corresponding number of shares of our Class B Common Stock) for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting rights	Prior to the Trigger Date (as defined in our amended and restated certificate of incorporation), holders of our Class A Common Stock and Class B Common Stock (together, our “Common Stock”) will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See the section titled “Description of Capital Stock.”

Use of proceeds

We expect to receive approximately $         million of net proceeds from the sale of shares of our Class A Common Stock offered by us, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the $250 million purchase price for the August Western Eagle Ford Acquisition. In the event that the August Western Eagle Ford

Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes. We may temporarily reduce the borrowings outstanding under our Revolving Credit Facility, pending the closing of the August Western Eagle Ford Acquisition. Affiliates of certain of the underwriters are lenders under the Revolving Credit Facility and, as a result, may receive a portion of the net proceeds from this offering. See “Use of Proceeds.”

Listing and trading symbol	Shares of our Class A Common Stock trade on the NYSE under the symbol “CRGY.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A Common Stock.

Conflicts of interest	Affiliates of KKR Capital Markets LLC own in excess of 10% of our issued and outstanding common stock. In addition, an affiliate of Wells Fargo Securities, LLC is a lender under the Revolving Credit Facility and will receive at least 5% of the net offering proceeds to the extent such net offering proceeds are used to temporarily reduce borrowings outstanding under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock.

Dividend Policy	On August 9, 2023, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to our shareholders. The quarterly dividend was paid on September 6, 2023 to shareholders of record as of the close of business on August 23, 2023. Future dividend payments will depend on our level of earnings, financial requirements and other factors will depend on our level of earnings, financial requirements and other factors and will be subject to approval by our Board of Directors, applicable law and the terms of our existing debt documents. Please see the section titled “Dividend Policy.”

The number of shares of our Class A Common Stock and Class B Common Stock to be outstanding after this offering is based on the number of shares of our Class A Common Stock and Class B Common Stock, respectively, outstanding as of June 30, 2023 and excludes 861,349 shares of Class A Common Stock reserved for issuance under our 2021 Equity Incentive Plan as of December 31, 2021, any shares of Class A Common Stock issuable under the 2021 Manager Incentive Plan, and any shares of Class A Common Stock issuable pursuant to the Management Agreement. See “Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters—Equity Compensation Plan Information” and “Items 1 and 2. Business and Properties—Management Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2022 incorporated herein by reference for more information.

Summary Historical Financial Data

The following table shows our summary historical financial data for each of the periods indicated. The summary historical financial data as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 were derived from the audited combined and consolidated financial statements incorporated by reference herein. The summary historical financial data as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, were derived from our unaudited condensed consolidated financial statements incorporated by reference herein.

The summary pro forma financial data as of and for the six months ended June 30, 2023 and for the year ended December 31, 2022 were derived from our unaudited pro forma condensed combined and consolidated financial statements incorporated by reference herein, which have been prepared from the respective historical consolidated financial statements of the Company as of and for the six months ended June 30, 2023 and for the year ended December 31, 2022, and the statements of revenues and direct operating expenses of the July Western Eagle Ford Assets for the six months ended June 30, 2023 and for the year ended December 31, 2022. The pro forma statements of operations give effect to the July Western Eagle Ford Acquisition as if it had been consummated on January 1, 2022. The pro forma balance sheet gives effect to the July Western Eagle Ford Acquisition as if it had been consummated on June 30, 2023. See our Current Report on Form 8-K/A filed on September 6, 2023, incorporated by reference herein.

Neither our historical nor pro forma results are necessarily indicative of future operating results. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included or incorporated by reference elsewhere in this prospectus, and the historical and pro forma financial statements and related notes incorporated by reference in this prospectus.

	Historical					Pro Forma
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2022	2021	2020	2023	2022	2022	2023
	(in thousands)					(in thousands)
Statement of operations data:
Revenues and other operating income
Oil	$1,969,070	$883,087	$491,780	$765,584	$975,076	$2,242,897	$875,172
Natural gas	766,962	354,298	149,317	214,075	350,488	865,727	231,300
Natural gas liquids	268,192	185,530	69,902	76,374	155,043	349,156	99,518
Midstream and other	52,841	54,062	43,222	26,443	26,737	38,415	19,726

Total revenues	3,057,065	1,476,977	754,221	1,082,476	1,507,344	3,496,195	1,225,716
Expenses
Lease operating expense	438,753	243,501	202,180	244,005	201,198	485,164	272,659
Workover expense	66,864	10,842	6,385	31,254	34,976	66,864	31,254
Asset operating expense	78,709	45,940	39,023	38,090	33,862	78,709	38,090
Gathering, transportation and marketing	177,078	187,059	173,122	98,928	86,514	280,218	144,751
Production and other taxes	238,381	108,992	61,124	79,748	111,980	262,928	88,138
Depreciation, depletion, and amortization	532,926	312,787	372,300	306,387	230,592	581,031	329,923
Impairment expense	142,902	—	247,215	—	—	142,902	—
Exploration expense	3,425	1,180	486	1,541	1,939	3,425	1,541
Midstream and other operating expense	13,513	13,389	9,472	5,514	6,422	13,513	5,514
General and administrative expense	84,990	78,342	16,542	62,404	42,178	84,990	62,404
Gain on sale of assets	(4,641)	(8,794)	—	—	(4,987)	(4,641)	—

Total expenses	1,772,900	993,238	1,127,849	867,871	744,674	1,995,103	974,274

Income (loss) from operations	1,284,165	483,739	(373,628)	214,605	762,670	1,501,092	251,442

	Historical					Pro Forma
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2022	2021	2020	2023	2022	2022	2023
	(in thousands)					(in thousands)
Other income (expense)
Interest expense	(95,937)	(50,740)	(38,107)	(60,448)	(41,461)	(123,781)	(81,609)
Gain (loss) on derivatives(1)	(676,902)	(866,020)	195,284	183,897	(850,695)	(676,902)	183,897
Income from equity affiliates	4,616	368	—	280	3,252	4,616	280
Other income (expense)	949	120	341	289	(1,802)	949	289

Total other income (expense)	(767,274)	(916,272)	157,518	124,018	(890,706)	(795,118)	102,857

Income (loss) before income taxes	516,891	(432,533)	(216,110)	338,623	(128,036)	705,974	354,299
Income tax benefit (expense)	(36,291)	306	(14)	(25,538)	3,927	(48,423)	(26,561)

Net income (loss)	480,600	(432,227)	(216,124)	313,085	(124,109)	657,551	327,738

Less: net (income) loss attributable to Predecessor	—	339,168	118,649	—	—	—	—
Less: net (income) loss attributable to noncontrolling interests(2)	(2,669)	14,922	97,475	(405)	(1,183)	(2,669)	(405)
Less: net (income) loss attributable to redeemable noncontrolling interests	(381,257)	58,761	—	(247,735)	94,815	(521,181)	(258,860)
Net income (loss) attributable to Crescent Energy	$96,674	$(19,376)	$—	$64,945	$(30,477)	$133,701	$68,473
Balance sheet data (at period end):
Cash and cash equivalents	$—	$128,578	$36,861	$2,253	$54,580		$2,253
Property, plant and equipment, net	5,437,770	4,555,113	3,642,147	5,483,066	5,462,964		6,115,399
Total assets	6,019,849	5,157,462	3,907,369	6,148,261	6,273,672		6,719,994
Total debt	1,247,558	1,030,406	751,075	1,331,555	1,515,702		1,874,990
Total liabilities	2,720,855	2,137,805	1,014,209	2,630,840	3,484,953		3,202,573
Redeemable noncontrolling interests	2,436,703	2,325,013	—	2,039,063	2,167,413		2,039,063
Total equity	862,291	694,644	2,893,160	1,478,358	621,306		1,478,358
Net cash provided by (used in):
Operating activities	$1,012,372	$233,147	$411,028	423,556	$398,454
Investing activities	(1,124,344)	(244,595)	(124,940)	(374,944)	(864,036)
Financing activities	(7,841)	105,145	(272,089)	12,045	394,613
Non-GAAP financial measures(3):
Adjusted EBITDAX	$1,167,248	$520,051	$465,064	$456,650	$545,149	$1,432,279	$517,022
Levered Free Cash Flow	434,052	276,670	309,323	47,483	203,603	659,107	85,670

(1)	Realized loss on commodity derivatives for the year ended December 31, 2021 includes non-recurring early settlement of derivative contracts.

(2)

Certain third parties hold noncontrolling equity interests in certain operating subsidiaries. See “—Our Ownership Structure” included elsewhere in this prospectus supplement and the unaudited pro forma condensed consolidated and combined financial statements and the related notes thereto incorporated by reference in this prospectus supplement.

(3)

See “—Non-GAAP financial measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metric. Net debt is defined as total debt less cash and cash equivalents.

Non-GAAP financial measures

Adjusted EBITDAX

We define Adjusted EBITDAX as net income (loss) before interest expense, realized (gain) loss on interest rate derivatives, income tax expense (benefit), depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivatives, impairment of oil and natural gas properties, non-cash equity-based compensation, write-offs of other long-term assets, (gain) loss on sale of assets, other (income) expense, transaction and nonrecurring expenses and early settlement of derivatives contracts. Additionally, we further subtract certain redeemable noncontrolling interest distributions made by OpCo related to Manager Compensation (as defined below) and settlement of acquired derivative contracts. As consideration for the services rendered pursuant to the Management Agreement and the Manager’s overhead, including compensation of the executive management team (as further discussed under “—Our Relationship with the KKR Group”), the Manager is entitled to receive compensation (“Manager Compensation”) equal to an amount per annum representing our pro rata portion (based on our relative ownership of OpCo) of $53.3 million.

Adjusted EBITDAX is not a measure of performance as determined by GAAP. We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to financing methods, corporate form or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or nonrecurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies. In addition, the Revolving Credit Facility, the Senior Notes include a calculation of Adjusted EBITDAX for purposes of covenant compliance.

Levered Free Cash Flow

We define Levered Free Cash Flow as Adjusted EBITDAX less interest expense, excluding non-cash deferred financing cost amortization, realized gain (loss) on interest rate derivatives, current income tax benefit (provision), tax-related redeemable noncontrolling interest distributions made by OpCo and development of oil and natural gas properties. Levered Free Cash Flow does not take into account amounts incurred on acquisitions.

Levered Free Cash Flow is not a measure of performance as determined by GAAP. Levered Free Cash Flow is a supplemental non-GAAP performance measure that is used by our management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Levered Free Cash Flow is a useful performance measure because it allows for an effective evaluation of our operating and financial performance and the ability of our operations to generate cash flow that is available to reduce leverage or distribute to our equity holders. Levered Free Cash Flow should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure, or as an indicator of actual operating performance or investing activities. Our computations of Levered Free Cash Flow may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDAX and Levered Free Cash Flow should be read in conjunction with the information contained in our combined and consolidated financial statements prepared in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDAX and Levered Free Cash Flow to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

	Historical					Pro Forma
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2022	2021	2020	2023	2022	2022	2023
	(in thousands)					(in thousands)
Net income (loss)	$480,600	$(432,227)	$(216,124)	$313,085	$(124,109)	$657,551	$327,738
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense	95,937	50,740	38,107	60,448	41,461	123,781	81,609
Realized (gain) loss on interest rate derivatives	—	7,373	12,435	—	—	—	—
Income tax expense (benefit)	36,291	(306)	14	25,538	(3,927)	48,423	26,561
Depreciation, depletion and amortization	532,926	312,787	372,300	306,387	230,592	581,031	329,923
Exploration expense	3,425	1,180	486	1,541	1,939	3,425	1,541
Non-cash (gain) loss on derivatives	(102,358)	330,368	(10,910)	(239,702)	408,030	(102,358)	(239,702)
Impairment expense	142,902	—	247,215	—	—	142,902	—
Non-cash equity-based compensation expense	38,063	39,919	(797)	35,156	20,470	38,063	35,156
(Gain) loss on sale of assets	(4,641)	(8,794)	—	—	(4,987)	(4,641)	—
Other (income) expense	(949)	(120)	(341)	(289)	1,802	(949)	(289)
Certain redeemable noncontrolling interest distributions made by OpCo related to Manager Compensation	(39,070)	(2,706)	—	(16,735)	(20,128)	(39,070)	(16,735)
Transaction and nonrecurring expenses(1)	34,051	23,149	22,679	6,199	17,107	34,051	6,199
Early settlement of derivative contracts(2)	—	198,688	—	—	—	—	—
Settlement of acquired derivative contracts(3)	(49,929)	—	—	(34,978)	(23,101)	(49,929)	(34,978)

Adjusted EBITDAX (non-GAAP)	$1,167,248	$520,051	$465,064	$456,650	$545,149	$1,432,279	$517,022
Adjustments to reconcile to Levered Free Cash Flow:
Interest expense, excluding non-cash deferred financing cost amortization	(87,043)	(40,551)	(33,166)	(58,100)	(37,535)	(114,887)	(79,261)
Realized loss on interest rate derivatives	—	(7,373)	(12,435)	—	—	—	—
Current income tax benefit (expense)	(3,113)	(629)	(14)	(1,381)	(7,976)	(15,245)	(2,404)
Tax-related redeemable noncontrolling interest contributions (distributions) made by OpCo	(18,160)	—	—	128	(17,167)	(18,160)	128
Development of oil and natural gas properties	(624,880)	(194,828)	(110,126)	(349,814)	(278,868)	(624,880)	(349,814)

Levered Free Cash Flow (non-GAAP)	$434,052	$276,670	$309,323	$47,483	$203,603	$659,107	$85,670

(1)

Transaction and nonrecurring expenses of $34.1 million during the year ended December 31, 2022 were primarily related to (i) legal, consulting, transition service agreement costs, related restructuring of acquired derivative contracts and other fees incurred for our March 2022 acquisition of certain development and production assets of, and certain obligations formerly held by EP Energy E&P Company, L.P. located in the State of Utah (the “Uinta Acquisition”) and our December 2021 merger with Contango Oil & Gas Company (the “Merger Transactions”), (ii) severance costs subsequent to the Merger Transactions, (iii) merger integration costs and (iv) acquisition and debt transaction related costs. Transaction and nonrecurring expenses of $23.1 million during the year ended December 31, 2021 were primarily related to legal, consulting and other fees incurred for the redemption in May 2021 of certain noncontrolling equity interests of our predecessor, the exchange in April 2021 of certain noncontrolling equity interests held by third party investors for membership interests in our predecessor and the Merger Transactions. Transaction expenses of $22.7 million for the year ended December 31, 2020 include (i) $7.9 million related to the formation of Independence, the acquisition of Titan Energy Holdings, LLC (f/k/a Liberty Energy LLC) and the related reorganization transactions, (ii) $12.0 million for the termination of a midstream contract at our Eagle Ford business, (iii) $1.9 million of severance costs and (iv) $0.9 million for settlement of a royalty owner lawsuit. Transaction and nonrecurring expenses of $6.2 million for the six months ended June 30, 2023 were primarily related to the July Western Eagle Ford Acquisition and system integration expenses. Transaction and nonrecurring expenses of $17.1 million for the six months ended June 30, 2022 were primarily related to (i) legal, consulting, transition service agreement costs, related restructuring of acquired derivative contracts and other fees incurred for the Uinta Acquisition and Merger Transactions, (ii) severance costs subsequent to the Merger Transactions and (iii) acquisition and debt transaction related costs.

(2)

Represents the settlement in June 2021 of certain outstanding derivative oil commodity contracts for open positions associated with calendar years 2022 and 2023. Subsequent to the settlement, we entered into new commodity derivative contracts at prevailing market prices.

(3)	Represents the settlement of certain oil commodity derivative contracts acquired in connection with the Uinta Transaction.

Summary Reserve and Operating Data

Summary reserve data

The following tables summarize our estimated net proved reserves and the estimated net proved reserves associated with the Western Eagle Ford Acquisitions as of December 31, 2022. For more information regarding our reserve volume and values, see “Items 1 and 2. Business and Properties—Oil, Natural Gas and NGL Reserve Data” in our Annual Report on Form 10-K for the year ended December 31, 2022, and our Current Reports on Form 8-K filed on July 17, 2023 and September 6, 2023, each of, which are incorporated by reference in this prospectus supplement.

Summary reserve data based on SEC Pricing

The following table provides our historical reserves, PV-0 and PV-10 as of December 31, 2022, for Crescent Energy Company and the reserves associated with the Western Eagle Ford Acquisitions in each case prepared in accordance with SEC guidelines. The reserve estimates presented with respect to Crescent Energy Company in the tables below are based primarily on a reserve report prepared by Ryder Scott. In preparing its report, Ryder Scott evaluated properties representing approximately 98% of our total proved reserves as of December 31, 2022. Our internal technical staff evaluated the remaining properties. The reserve estimates prepared with respect to the reserves associated with each of the July Western Eagle Ford Acquisition and the August Western Eagle Ford Acquisition are based on reserve reports prepared by Ryder Scott and reflect data associated with operations by the prior operator.

	Crescent Energy Company(1)	Western Eagle Ford Acquisitions(2)
	As of December 31, 2022
Net Proved Reserves:
Oil (MBbls)	243,082	48,987
Natural gas (MMcf)	1,506,535	322,195
NGLs (MBbls)	78,621	51,890
Total Proved Reserves (MBoe)	572,793	154,576
Standardized Measure (3)	$9,135	$1,715
PV-0 (millions) (3)	$17,170	$4,393
PV-10 (millions) (3)	$9,602	$2,336
Net Proved Developed Reserves:
Oil (MBbls)	160,113	36,421
Natural gas (MMcf)	1,398,770	260,386
NGLs (MBbls)	66,803	41,936
Total Proved Developed Reserves (MBoe)	460,046	121,755
PV-0 (millions) (3)	$12,330	$3,479
PV-10 (millions) (3)	$7,132	$1,953
Net Proved Undeveloped Reserves:
Oil (MBbls)	82,969	12,556
Natural gas (MMcf)	107,765	61,809
NGLs (MBbls)	11,818	9,954
Total Proved Undeveloped Reserves (MBoe)	112,747	32,822
PV-0 (millions) (3)	$4,840	$914
PV-10 (millions) (3)	$2,470	$383

(1)

Our reserves (discounted at ten percent, or PV-10) were determined using SEC Pricing. For oil and NGL volumes, the average WTI posted price of $93.67 per barrel as of December 31, 2022, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $6.36 per MMBtu as of December 31, 2022, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $89.87 per barrel of oil, $5.80 per Mcf of natural gas and $37.98 per barrel of NGLs as of December 31, 2022.
2)

The reserves and present value (discounted at ten percent, or PV-10) were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The base SEC oil and gas prices calculated for December 31, 2022 were $93.67 per Bbl and $6.36 per MMBtu, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2022 and the base gas price is based upon Henry Hub spot prices (Gas Daily) during 2022. Adjustments to oil and gas prices were calculated by the Company and applied as received by Ryder Scott. Adjustments may include treating costs, transportation charges, plant processing, and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties was estimated to be $90.14 per Bbl for oil, $5.92 per Mcf for gas and $39.64 per barrel of NGLs. All economic factors were held constant in accordance with SEC guidelines.

(3)

Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. None of PV-0, PV-10 and Standardized Measure represent an estimate of the fair market value of our oil and natural gas properties or our proved reserves. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 and Standardized Measure. We believe that the presentation of PV-0 and PV-10 is relevant and useful to its investors as supplemental disclosure to the Standardized Measure because they present future net cash flows attributable to our reserves prior to taking into account future income taxes and our current tax structure. The PV-0 and PV-10 income tax amounts included in the Standardized Measure but not included in PV-0 and PV-10 were $773.5 million and $467.3 million, respectively (or $964.2 million and $552.2 million after giving effect to the Western Eagle Ford Acquisitions). We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.

Summary reserve data based on NYMEX pricing

The following table provides our historical reserves, PV-0 and PV-10 as of December 31, 2022 for Crescent Energy Company and the reserves acquired in the Western Eagle Ford Acquisitions using NYMEX pricing. We have included this reserve sensitivity in order to provide an additional method of presentation of the fair value of our assets and the cash flows that we expect to generate from those assets based on the market’s forward-looking pricing expectations as of August 31, 2023. The reserve estimates prepared with respect to the reserves associated with each of the July Western Eagle Ford Acquisition and the August Western Eagle Ford Acquisition are based on reserve reports prepared by Ryder Scott and reflect data associated with operations by the prior operator. The historical 12-month pricing average in our 2022 disclosures under the heading “Summary reserve data based on SEC Pricing” does not reflect the oil and natural gas futures. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC Pricing. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our estimated historical reserves, PV-0 and PV-10 based on NYMEX pricing, were otherwise prepared on the same basis as our estimations based on SEC Pricing reserves for the comparable period. Reserve estimates using NYMEX pricing are calculated using the internal systems of our management and have not been prepared or audited by an independent, third-party reserve engineer, but otherwise contain the same parameters, except for price and minor system differences.

	Crescent Energy Company	Western Eagle Ford Acquisitions
	As of December 31, 2022(1)
Net Proved Reserves:
Oil (MBbls)	218,305	45,049
Natural gas (MMcf)	1,339,297	285,869
NGLs (MBbls)	69,188	46,040
Total Proved Reserves (MBoe)	510,709	138,734
PV-0 (millions) (2)	$8,620	$2,075
PV-10 (millions) (2)	$5,259	$1,202
Net Proved Developed Reserves:
Oil (MBbls)	137,191	33,411
Natural gas (MMcf)	1,234,452	231,281
NGLs (MBbls)	57,665	37,248
Total Proved Developed Reserves (MBoe)	400,598	109,206
PV-0 (millions) (2)	$5,940	$1,720
PV-10 (millions) (2)	$3,932	$1,094
Net Proved Undeveloped Reserves:
Oil (MBbls)	81,115	11,638
Natural gas (MMcf)	104,845	54,588
NGLs (MBbls)	11,523	8,792
Total Proved Undeveloped Reserves (MBoe)	110,112	29,528
PV-0 (millions) (2)	$2,680	$355
PV-10 (millions) (2)	$1,327	$109

(1)

Our NYMEX reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX pricing at closing on August 31, 2023 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $66.71 per barrel of oil, $3.36 per Mcf of natural gas and $28.18 per barrel of NGLs as of December 31, 2022 for Crescent Energy Company. The average adjusted product prices over the remaining lives of the properties are $67.18 per barrel of oil, $3.94 per Mcf of natural gas and

$31.14 per barrel of NGLs as of December 31, 2022 for the Western Eagle Ford Acquisitions. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC Pricing. See “Risk Factors.”
(2)

Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. Neither PV-0 nor PV-10 represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 of discounted future net cash flows. We believe that the presentation of PV-0 and PV-10 is relevant and useful to our investors about the future net cash flows of our reserves in the absence of a comparable measure such as standardized measure. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that neither of PV-0 and PV-10 represent an estimate of the fair market value of our proved reserves. GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC Pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX Pricing to standardized measure as determined in accordance with GAAP.

Summary operating data

The following table summarizes production, price and cost data for the years ended December 31, 2022, 2021 and 2020 and the six months ended June 30, 2023 and 2022, in each case without giving effect to the Western Eagle Ford Acquisitions.

	Year Ended December 31,			Six Months Ended June 30,
	2022	2021	2020	2023(1)	2022
Net Production:
Oil (MBbls)	21,865	13,237	13,132	11,130	9,766
Natural gas (MMcf)	128,470	89,455	78,541	62,076	62,367
NGLs (MBbls)	7,110	6,099	5,078	3,459	3,612

Total (MBoe)	50,387	34,245	31,300	24,935	23,773

Average daily production (MBoe/d)	138	94	86	138	131
Average Realized Prices (before effects of derivatives):
Oil (per Bbl)	$90.06	$66.71	$37.45	$68.79	$99.84
Natural gas (per Mcf)	5.97	3.96	1.90	3.45	5.62
NGLs (per Bbl)	37.72	30.42	13.77	22.08	42.92
Average Realized Prices (after effects of derivatives):
Oil (per Bbl)	$71.98	$53.07	$48.85	$62.99	$74.57
Natural gas (per Mcf)	3.42	3.06	2.32	3.29	3.32
NGLs (per Bbl)	29.70	19.15	16.61	27.45	28.44
Average Operating Costs per Boe:
Operating expense excluding production and other tax	$15.38	$14.62	$13.44	$16.75	$15.27
Production and other tax	4.73	3.18	1.95	3.20	4.71
Depreciation, depletion, and amortization	10.58	9.13	11.89	12.29	9.70

(1)

Operating costs for the six months ended June 30, 2023, were impacted by higher cost residue gas purchases related to increased natural gas prices in the West Coast pricing market. Higher cost residue gas was more than offset by higher realized pricing during such period.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus supplement, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to This Offering and our Common Stock

The completion of the August Western Eagle Ford Acquisition is conditioned on a number of items. There can be no assurance that the August Western Eagle Ford Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the August Western Eagle Ford Acquisition will be realized.

On August 22, 2023, we entered into the August Western Eagle Ford Acquisition Agreement, pursuant to which we expect to acquire certain interests in oil and gas properties, rights and related assets located in Dimmit, La Salle, Maverick, Webb and Zavala Counties, Texas for aggregate consideration of approximately $250 million, subject to customary purchase price adjustments. The August Western Eagle Ford Acquisition is expected to close in late September 2023, subject to customary closing conditions. Although we intend to use the net proceeds from this offering to fund a portion of the purchase price for the August Western Eagle Ford Acquisition, the August Western Eagle Ford Acquisition is not contingent upon the completion of this offering, and this offering is not contingent upon completion of the August Western Eagle Ford Acquisition. In the event that the August Western Eagle Ford Acquisition is not completed, we will have broad discretion over the use of proceeds from this offering and may apply such proceeds in ways you do not approve.

The respective obligations of each of the parties to effect the August Western Eagle Ford Acquisition are subject to the satisfaction of numerous conditions. Many of the conditions to completion of the August Western Eagle Ford Acquisition are not within our control, and we cannot predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived, it is possible that the August Western Eagle Ford Acquisition Agreement may be terminated. Accordingly, there can be no assurance that the August Western Eagle Ford Acquisition will be completed in the anticipated time frame, or at all, or that the anticipated benefits of the August Western Eagle Ford Acquisition will be realized.

The prevailing market price of shares of Class A Common Stock may be volatile.

The prevailing market price of shares of Class A Common Stock may fluctuate due to a variety of factors, including:

•	general market conditions, including fluctuations in commodity prices and continuing or worsening inflation and related changes in monetary policy;

•	our operating and financial performance;

•	the number of identified drilling locations and our reserves estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues, capital expenditures, production, and unit costs;

•	the public reaction to our press releases (including press releases relating to this offering), our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A Common Stock;

•	sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	domestic and international economic, geopolitical, legal and regulatory factors unrelated to our performance;

•

general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism, including the armed conflict in Ukraine; and

•

the realization of any risks described in this “Risk Factors” section or in the “Risk Factors” section in our most recent Annual Report on Form 10-K or subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

These market and industry factors may materially reduce the prevailing market price of shares of Class A Common Stock regardless of our operating performance.

Future sales of our Class A Common Stock in the public market, or the perception that such sales may occur, could reduce the price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We or other holders of our Common Stock may sell additional shares of our Class A Common Stock in subsequent offerings. In addition, subject to certain limitations and exceptions, OpCo Unitholders may redeem their OpCo Units (together with the cancellation of a corresponding number of shares of our Class B Common Stock) for shares of our Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of our Class A Common Stock. As of June 30, 2023, we had 75,958,800 outstanding shares of Class A Common Stock and 91,048,124 outstanding shares of Class B Common Stock. Former Independence Owners own all of the outstanding shares of our Class B Common Stock, representing approximately 55% of our total outstanding common stock. The registration rights agreement we entered into at closing of the Merger Transactions requires us to effect the registration of their shares in certain circumstances.

In connection with this offering, we, our executive officers, directors and certain holders of our outstanding Common Stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A Common Stock and certain other securities held by them for 60 days following the date of this prospectus. Wells Fargo Securities, LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to the lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered affiliates upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.

In addition, we filed a registration statement with the SEC on Form S-8 providing for the registration of 4,218,398 shares of our Class A Common Stock issued or reserved for issuance under the Contango Oil & Gas Company Third Amended and Restated 2009 Incentive Compensation Plan, as proposed to be amended and assumed by us and our Class A Common Stock issued or reserved for issuance under the Crescent Energy Company 2021 Equity Incentive Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 have been made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A Common Stock or securities convertible into Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Class A Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.

The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.

Our actual operating results, costs and activities could differ materially from our guidance.

We have included in this prospectus supplement certain forecasted operating results, costs and activities, including certain future expected production results and capital expenditures. This forward-looking guidance represents our management’s estimates as of the date of this prospectus supplement, is based upon a number of assumptions that are inherently uncertain and is subject to numerous business, economic, competitive, financial and regulatory risks, including the risks described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and in the documents incorporated herein by reference. Many of these risks and uncertainties are beyond our control, such as declines in commodity prices and the speculative nature of estimating oil, natural gas and NGL reserves and in projecting future rates of production. If any of these risks and uncertainties actually occur or the assumptions underlying our guidance are incorrect, our actual operating results, costs and activities may be materially and adversely different from our guidance. In addition, investors should also recognize that the reliability of any guidance diminishes the further in the future that the data is forecast. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

USE OF PROCEEDS

We expect to receive approximately $         million of net proceeds from the sale of shares of our Class A Common Stock offered by us, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the $250 million purchase price for the August Western Eagle Ford Acquisition and related transaction costs. In the event that the August Western Eagle Ford Acquisition is not completed, the proceeds from this offering will be used for general corporate purposes. We may temporarily reduce the borrowings outstanding under our Revolving Credit Facility, pending the use of proceeds described in the previous sentence.

Certain of the underwriters or their affiliates are lenders under the Revolving Credit Facility. Accordingly, any such underwriters and/or their affiliates may receive a portion of the net proceeds from this offering. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of Crescent Energy Company as of June 30, 2023, on:

•	an actual basis;

•	as adjusted to give effect to the July Transactions; and

•	as further adjusted to give effect to this offering and the use of proceeds therefrom, as described under “Use of Proceeds”.

The information set forth in the table below is illustrative only. This table should be read in conjunction with “Use of Proceeds,” included elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2022 and each of our Quarterly Reports on Form 10-Q, for the quarters ended March 31, 2023 and June 30, 2023, each as incorporated by reference herein.

	As of June 30, 2023
	Actual	As adjusted	As further adjusted
	(in thousands)
Cash and cash equivalents (1)	$2,253	$2,253		$2,253

Long-term debt
Revolving Credit Facility (1)(2)	$250,000	$505,965		$505,965
7.250% Senior Notes due 2026	700,000	700,000		700,000
9.250% Senior Notes due 2028	400,000	700,000		700,000
Less: Unamortized discount and issuance costs	(18,445)	(30,975)		(30,975)

Total long-term debt	$1,331,555	$1,874,990		$1,874,990

Redeemable noncontrolling interests	2,039,063	2,039,063
Equity
Class A Common Stock; 1,000,000,000 shares authorized, 77,030,353 shares issued and 75,958,800 shares outstanding, actual and as adjusted; and 87,030,353 shares issued and 85,958,800 shares outstanding, as further adjusted	8	8		9
Class B Common Stock; 500,000,000 shares authorized and 91,048,124 shares issued and outstanding, actual, as adjusted and as further adjusted	9	9		9
Treasury stock, at cost	(17,143)	(17,143)		(17,143)
Additional paid-in capital	1,362,118	1,362,118
Retained earnings	112,891	112,891		112,891
Noncontrolling interests	20,475	20,475		20,475

Total equity	1,478,358	1,478,358

Total capitalization	$4,848,976	$5,392,411	$

(1)

As described in “Use of Proceeds,” we intend to use the net proceeds from this offering to fund a portion of the $250 million purchase price of the August Western Eagle Ford Acquisition. Pending such use, we may invest such proceeds in short-term, interest-bearing accounts, or temporarily reduce the borrowings outstanding under our Revolving Credit Facility. However, because neither such temporary use represents our expected ultimate use of such proceeds, we have not reflected any adjustments therefrom to either “Cash and cash equivalents” or “Revolving Credit Facility” in the table above.

(2)	As of August 31, 2023, we had $499.0 million of borrowings outstanding under the Revolving Credit Facility, resulting in $789.6 million of remaining availability thereunder.

DIVIDEND POLICY

On August 9, 2023, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to our shareholders. The quarterly dividend was paid on September 6, 2023 to shareholders of record as of the close of business on August 23, 2023. Our fixed within a framework dividend policy is generally set annually and targets distributing 10% of Adjusted EBITDAX, but payments will depend on our level of earnings, financial requirements and other factors and will be subject to approval by our Board of Directors, applicable law and the terms of our existing debt documents, including the credit agreement governing the Revolving Credit Facility and the indenture governing the Senior Notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A Common Stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-United States plans (as described in Section 4(b)(4) of ERISA) and other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus supplement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of Class A Common Stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A Common Stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, and any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of Class A Common Stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A Common Stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of

ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A Common Stock by an ERISA Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of Class A Common Stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code or any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Our assets should not be considered “plan assets” under these regulations because any investment in the shares of our Class A Common Stock offered pursuant to this prospectus supplement by an ERISA Plan will satisfy the requirements in (a) above.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A Common Stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A Common Stock. Purchasers of shares of Class A Common Stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A Common Stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Class A Common Stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Representation

Accordingly, by its acquisition and acceptance of shares of our Class A Common Stock (or any interest therein), each purchaser and subsequent transferee of shares of our Class A Common Stock will be deemed to have represented and warranted by its acquisition and holding thereof that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares of our Class A Common Stock (or any interest therein) constitutes assets of any Plan or (ii) the acquisition, holding, and subsequent disposition of the shares of our Class A Common Stock (or any interest therein) by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	certain former citizens or long-term residents of the United States.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

Distributions of cash or other property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the

non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2023, we have agreed to sell to the underwriters named below, for whom Wells Fargo Securities, LLC, KKR Capital Markets LLC and Evercore Group L.L.C. are acting as representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
KKR Capital Markets LLC
Evercore Group L.L.C.
Raymond James & Associates, Inc.

Total	10,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted the underwriters the option to purchase up to an additional 1,500,000 shares of Class A Common Stock, respectively, less the underwriting discounts and commissions and on the same terms and conditions set forth above within 30 days from the date of this prospectus supplement.

The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $            per share. After the initial offering of the shares of Class A Common Stock, the underwriters may change the public offering price and concession.

The following table summarizes the underwriting discounts and commissions we will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate 1,500,000 additional shares of Class A Common Stock:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid by us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $             million. We have also agreed to reimburse the underwriters up to $             for expenses related to the review of this offering by FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.”

We have agreed that, subject to certain exceptions, we will not, directly or indirectly, take any of the following actions: (i) offer, sell, issue, contract to sell, pledge, lend or otherwise dispose of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to take any such action, without the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement.

Our executive officers, directors and certain other holders of our outstanding Common Stock have agreed that they will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of our Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase through the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares the underwriters may purchase through the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. In particular, affiliates of certain of the underwriters are lenders under the Revolving Credit Facility and, as a result, may receive a portion of the net proceeds from this offering. See “Use of Proceeds.” In addition, an affiliate of Wells Fargo Securities, LLC is the administrative agent under the Revolving Credit Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of KKR Capital Markets LLC own in excess of 10% of our issued and outstanding common stock. In addition, an affiliate of Wells Fargo Securities, LLC is a lender under the Revolving Credit Facility and will receive at least 5% of the net offering proceeds to the extent such net offering proceeds are used to temporarily reduce borrowings outstanding under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock. Wells Fargo Securities, LLC and KKR Capital Markets LLC will not confirm sales of Class A Common Stock to any account over which it exercises discretionary authority without the prior written approval of the customer.

Selling Restrictions

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or “FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the shares of our Class A Common Stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

EXPERTS

The financial statements of Crescent Energy Company as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, incorporated by reference in this prospectus, and the effectiveness of Crescent Energy Company’s internal control over financial reporting as of December 31, 2022 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The audited statement of revenues and direct operating expenses for the Oil and Natural Gas Assets of SN EF Maverick, LLC (“SN Maverick”) and Mesquite Comanche Holdings, LLC (“MCOM”) (the Statement), for the year ended December 31, 2022, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statement contains an emphasis of matter paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the operations of the properties and any other matters paragraph describing limited procedures performed on the accompanying supplemental information relating to oil and natural gas producing activities.

Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2022 included and incorporated by reference in the registration statement were primarily based on the proved reserves estimates prepared by Ryder Scott, our independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus supplement. We have incorporated these estimates in reliance on the authority of such firms as experts in such matters.

Estimates of the oil and natural gas reserves and related future net cash flows and present values thereof related to the properties acquired in the July Western Eagle Ford Acquisition as of December 31, 2022 incorporated by reference herein and elsewhere in this registration statement were based on the proved reserves estimates prepared by Ryder Scott, a summary letter of which is incorporated by reference herein. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

Estimates of the oil and natural gas reserves and related future net cash flows and present values thereof related to the properties acquired in the August Western Eagle Ford Acquisition as of December 31, 2022 incorporated by reference herein and elsewhere in this registration statement were based on the proved reserves estimates prepared by Ryder Scott, a summary letter of which is incorporated by reference herein. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.

We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.

In particular, we incorporate by reference into this prospectus supplement the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 7, 2023;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, filed with the SEC on May 10, 2023 and August 9, 2023, respectively;

•

our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed on January  6, 2023, January  25, 2023, January  26, 2023, February  1, 2023, May  3, 2023, May  12, 2023, July  10, 2023, July  17, 2023, July  21, 2023, August  18, 2023, September  6, 2023 and September 6, 2023; and

•

the description of our Class  A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

600 Travis Street, Suite 7200

Houston, Texas 77002

(713) 337-4600

Attention: Investor Relations

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269152

Crescent Energy Company

$700,000,000

Class A Common Stock

Preferred Stock

Depositary Shares

Warrants

This prospectus relates to the offer and sale by us up to an aggregate $700,000,000 of the securities identified above (the “securities”) of Crescent Energy Company (the “Company,” “we,” “our” or “us”).

This prospectus provides you with a general description of the securities offered hereby, including the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and the general manner in which we will offer such securities. More specific terms of any securities that we offer may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We may offer and sell these securities from time to time in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings, including at prevailing market prices or at prices negotiated with buyers. We may offer and sell these securities through agents, through underwriters or dealers or directly to one or more purchasers, including existing stockholders. This prospectus provides you with a general description of these securities and the general manner in which we will offer the securities. Each time securities are offered, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For example, any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus.

Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on January 18, 2023, was $12.62 per share, as reported on the NYSE.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 19, 2023.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus from time to time and in one or more offerings up to a total dollar amount of $700,000,000. This prospectus generally describes Crescent Energy Company and its securities, including its Class A Common Stock. We may use the shelf registration statement to sell the listed securities from time to time through any means described in the section entitled “Plan of Distribution.”

More specific terms of any securities we offer may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered, any specific allocation of the net proceeds of an offering of securities to a specific purpose and other terms of the offering. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

No offer of the securities will be made in any jurisdiction where the offer is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains or incorporates by reference information that includes or is based upon “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and NGL production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	commodity price volatility;

•	our business strategy;

•

the length, scope, and severity of the ongoing COVID-19 pandemic, including the effects of related public health concerns and the impact of continued actions taken by governmental authorities and other third parties in response to the pandemic and its impact on commodity prices, supply and demand considerations, and storage capacity;

•	our ability to identify and select possible acquisition and disposition opportunities;

•	capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;

•	the impact of sales hereunder to the trading price of our securities, including our Class A Common Stock;

•	risks and restrictions related to our debt agreements and the level of our indebtedness;

•	our reliance on KKR Energy Assets Manager LLC as our external manager;

•	our hedging strategy and results;

•	realized oil, natural gas and NGL prices;

•

political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;

•	general economic conditions, including the impact of continued inflation and associated changes in monetary policy;

•	timing and amount of our future production of oil, natural gas and NGLs;

•	a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;

•	unsuccessful D&C activities and the possibility of resulting write downs;

•	our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;

•	shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel;

•	adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;

•

incorrect estimates associated with properties we acquire relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;

•	hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;

•	limited control over non-operated properties;

•	title defects to our properties and inability to retain our leases;

•	our ability to successfully develop our large inventory of undeveloped acreage;

•	our ability to retain key members of our senior management and key technical employees;

•	risks relating to managing our growth, particularly in connection with the integration of significant acquisitions;

•

impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation, including as a result of the recent change in presidential administrations;

•	federal and state regulations and laws, including IRA 2022;

•	our ability to predict and manage the effects of actions of OPEC and agreements to set and maintain production levels;

•	changes in tax laws;

•	effects of competition; and

•	seasonal weather conditions.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, incorporated herein by reference.

Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

INFORMATION ABOUT THE COMPANY

Our Company

We are a well-capitalized U.S. independent energy company with a portfolio of low-decline assets in proven regions across the lower 48 states that generate substantial cash flow and deliver significant stockholder returns. Our core leadership team is a group of experienced investment, financial and industry professionals who continue to execute on the strategy we have employed since 2011. Our mission is to invest in energy assets and deliver better returns through strong operations and stewardship. We seek to deliver attractive risk-adjusted investment returns and predictable cash flows across cycles by employing our differentiated approach to investing in the oil and gas industry. Our approach employs a unique business model that combines an investor mindset and deep operational expertise to pursue a cash flow-based investment mandate focused on operated working interests with an active risk management strategy. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”

Our “Up-C” Corporate Structure

We are a holding company with all of our assets and operations conducted through Crescent Energy OpCo LLC (“OpCo”) and its subsidiaries. Our sole material assets consist of units of OpCo. We are the sole managing member of OpCo and are responsible for all operational, management and administrative decisions relating to OpCo’s business and consolidate the financial results of OpCo and its subsidiaries. Owners of OpCo units other than us own a corresponding number of shares of our Class B common stock, which have voting (but no economic) rights with respect to our Company.

Company Information

Our principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002, and our telephone number is (713) 337-4600. Our website is www.crescentenergyco.com. The information found on our website is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Except as otherwise provided in any applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of securities for general corporate purposes, which may include repayment of indebtedness, financing of future acquisitions and capital expenditures and additions to working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in any applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may use one or more of the following methods when selling securities under this prospectus:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such stock at a stipulated price per share;

•

a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales and delivery of shares of our Class A Common Stock to close out short positions;

•	sales by broker-dealers of shares of our Class A Common Stock that are loaned or pledged to such broker-dealers;

•	“at-the-market” offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

We may prepare prospectus supplements that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We may fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we may sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may enter into agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act.

Underwriters, dealers or agents and their associates may engage in other transactions with and perform other services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment).

In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The specific terms of any lock-up provisions in respect of any given offering will be described in any applicable prospectus supplement.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain material provisions of Crescent Energy Company’s (“we,” “us” and “our”) capital stock does not purport to be complete and is subject to and qualified by reference to our amended and restated certificate of incorporation (our “Amended and Restated Charter”), and our amended and restated bylaws (our “Amended and Restated Bylaws”). The summary below is also qualified by reference to the provisions of the DGCL.

General

Our authorized capital stock consists of 2,000,000,000 shares, divided into the following classes:

•	1,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (our “Class A Common Stock”);

•	500,000,000 shares of Class B Common Stock, par value $0.0001 per share (our “Class B Common Stock); and

•

500,000,000 shares of preferred stock, of which (y) 1,000 shares are Non-Economic Series I Preferred Stock (our “Non-Economic Series I Preferred Stock”) and (z) the remaining 499,999,000 shares may be designated from time to time in accordance with our Amended and Restated Charter (together, with the Non-Economic Series I Preferred Stock, our “Preferred Stock”).

Class A Common Stock

Voting Rights. Prior to the Trigger Date (as defined in the section herein titled “Non-Economic Series I Preferred Stock”), holders of our Class A Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date (as defined below), the holders of our Class A Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class A Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class A Common Stock will be entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding Preferred Stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A Common Stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of outstanding shares of our Preferred Stock.

Other Matters. Our Class A Common Stock will have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.

Class B Common Stock

Voting Rights. Prior to the Trigger Date, holders of our Class B Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class B Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class B Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B Common Stock will not have any right to receive dividends, unless the dividend consists of shares of our Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class B Common Stock paid proportionally with respect to each outstanding share of our Class B Common Stock and a dividend consisting of shares of our Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class A Common Stock on the same terms as simultaneously paid to the holders of our Class A Common Stock. Holders of our Class B Common Stock will not have any right to receive a distribution upon liquidation or winding up.

Preferred Stock

Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders (except as may be required by the terms of any preferred stock then outstanding). Our Board of Directors may (except where otherwise provided in the applicable preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares outstanding) the number of shares of any series of our Preferred Stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of our Preferred Stock with voting or conversion rights that could adversely affect the proportion of voting power held by, or other relative rights of, the holders of our Class A Common Stock or our Class B Common Stock.

Non-Economic Series I Preferred Stock

Dividends and Liquidation Rights. Except for any distribution required by the DGCL to be made upon a dissolution event, the holder of the Non-Economic Series I Preferred Stock (the “Preferred Stockholder”) does not have any rights to receive dividends. Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holder of our Non-Economic Series I Preferred Stock will be entitled to a payment equal to $0.01 per share of our Non-Economic Series I Preferred Stock.

Voting Rights. The holder of our Non-Economic Series I Preferred Stock are entitled to one vote per share on any matter that is submitted to a vote of stockholders. In addition, the holder of our Non-Economic Series I Preferred Stock will have the exclusive right to elect the members of our Board of Directors prior to the date (the “Trigger Date”) following the earlier of (i) the first date on which the Preferred Stockholder and its affiliates no longer collectively beneficially own the Minimum Retained Ownership (as defined in our Amended and Restated Charter) and (ii) the date the Preferred Stockholder elects, by delivering written notice to us, to cause the Trigger Date to occur. Upon occurrence of the Trigger Date, all rights, powers, preferences and privileges associated with shares of our Non-Economic Series I Preferred Stock and associated with being the Preferred Stockholder in its capacity as the owner of the Non-Economic Series I Preferred Stock will automatically terminate in all respects and all shares of our Non-Economic Series I Preferred Stock will be automatically cancelled and forfeited for no consideration.

Actions Requiring Preferred Stockholder Approval. Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder, including, without limitation:

•	entry into a debt financing arrangement in an amount in excess of 10% of our then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

•

issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights priorities or powers that are more favorable than our Class A Common Stock or Class B Common Stock;

•	adoption of a stockholder rights plan;

•

amendment of our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws relating to our Board of Directors, our officers, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers, maintenance of books and records and amendments of our Amended and Restated Bylaws;

•

the appointment or removal of our Chief Executive Officer or a Co-Chief Executive Officer, provided that, a majority of our directors that are independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of The New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Independent Directors”) may remove a Chief Executive Officer without the prior approval of the Preferred Stockholder solely for Cause (as defined in our Amended and Restated Charter);

•	the termination of the employment of any of our officers without Cause;

•	the merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of us and our subsidiaries; and

•	the liquidation or dissolution of us.

Transferability. The holder of our Non-Economic Series I Preferred Stock may transfer all or any part of our Non-Economic Series I Preferred Stock held by it without first obtaining approval of any other stockholder so long as (i) it obtains prior written approval of a majority of the Independent Directors of our Board of Directors and (ii) the transferee assumes the rights and duties of our Non-Economic Series I Preferred Stock under our Amended and Restated Charter and agrees to be bound by the provisions of our Amended and Restated Charter.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. To the fullest extent permitted by law, each of our directors and officers will have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, including business interests and activities in direct competition with the business and activities of us, and we will waive and renounce any interest or expectancy therein. In addition, the doctrine of corporate opportunity will not apply with respect to us, any of our officers or directors, the Preferred Stockholder or any of their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and we will renounce any expectancy that such persons will offer any such corporate opportunity of which he, she or it may become aware to us. Notwithstanding the foregoing, we will not renounce our interest in any corporate opportunity offered to any of our directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of us and is one that such director or officer has no duty (contractual or fiduciary) to offer to KKR & Co., Inc. or its affiliates.

Anti-Takeover Provisions

Our Amended and Restated Charter and our Amended and Restated Bylaws and the DGCL contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of our Class A Common Stock held by stockholders. The following is a summary of certain provisions that may be deemed to have such effects:

Election and Removal of Directors

Prior to the Trigger Date, the Preferred Stockholder has the sole authority to elect directors. Prior to the Trigger Date, the Preferred Stockholder has the sole authority to remove and replace any director, with or without cause, at any time, subject to limited exceptions during the Protected Periods (as defined in the Amended and Restated Charter). In addition, our Amended and Restated Charter also provides that, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled by the Preferred Stockholder.

Actions Requiring Preferred Stockholder Approval

Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder. See the section titled “Non-Economic Series I Preferred Stock” above.

Amendments to our Amended and Restated Charter

Except as otherwise expressly provided by applicable law, only the vote of the Preferred Stockholder, together with the approval of our Board of Directors, shall be required in order to amend our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws. See the section titled “Non-Economic Series I Preferred Stock” above.

Special Stockholder Meetings

Our Amended and Restated Charter provides that special meetings of the holders of our Class A Common Stock and Class B Common Stock may be called at any time by our Board of Directors, the Preferred Stockholder or, prior to the Trigger Date, a majority of our Independent Directors.

Stockholder Action by Written Consent

Our Amended and Restated Charter provides that, if consented to by our Board of Directors and the Preferred Stockholder in writing, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class A Common Stock and Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.

Requirements for Advance Notification of Stockholder Proposals

Our Amended and Restated Bylaws will establish advance notice procedures with respect to stockholder proposals relating to the limited matters on which our Class A Common Stock and Class B Common Stock may be entitled to vote. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Amended and Restated Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Amended and Restated Bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of us.

Merger, Sale or Other Disposition of Assets

Our Amended and Restated Charter provides that we may not sell, exchange, lease or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or consummate any merger, sale or other similar combination without the prior approval of the Preferred Stockholder.

Choice of Forum

Unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, solely to the extent that the Court of Chancery lacks subject matter jurisdiction, the federal district court located in the State of Delaware) is the exclusive forum for resolving (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, in each case except as otherwise provided in our Amended and Restated Charter for any series of our Preferred Stock.

Business Combinations

We have elected to opt out of Section 203 of the DGCL, which provides that an “interested stockholder” (a person other than the corporation or any direct or indirect majority-owned subsidiary who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in “business combinations” (which is broadly defined to include a number of transactions, such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder without certain statutorily mandated approvals.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent

The transfer agent for our Class A Common Stock is American Stock Transfer & Trust Company. We have agreed to indemnify American Stock Transfer & Trust Company in its roles as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional interests in our preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the preferred stock related to the depositary shares, we will deposit the preferred stock with the relevant preferred stock depositary and will cause the preferred stock depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange redemption and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our Class A Common Stock, preferred stock or any combination thereof. Warrants may be issued independently or together with our securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1)	the number of securities purchasable upon exercise of the warrants and the price at which such securities may be purchased upon exercise of the warrants;

(2)	the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3)	the United States federal income tax consequences applicable to the warrants;

(4)	the amount of the warrants outstanding as of the most recent practicable date; and

(5)	any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of securities at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of securities, including the right to receive payments of any dividends on the securities purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

LEGAL MATTERS

Vinson & Elkins, L.L.P., Houston, Texas, will pass upon the validity of the Class A Common Stock covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements of Crescent Energy Company as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Contango Oil & Gas Company (“Contango”) as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited historical statement of revenues and direct operating expenses of the Uinta Basin Assets for the year ended December 31, 2021, incorporated by reference in the registration statement have been so incorporated by reference in reliance upon the report of EEPB, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2021 incorporated by reference herein and elsewhere in this registration statement were based on the proved reserves estimates prepared or audited by Haas Petroleum Engineering Services, Inc., Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and William M. Cobb & Associates, Inc., our independent reserve engineers, summary letters of which are incorporated by reference herein. We have incorporated these estimates in reliance on the authority of such firms as experts in such matters.

Estimates of the oil and natural gas reserves and related future net cash flows and present values thereof related to the properties acquired in the Uinta Acquisition as of December 31, 2021 incorporated by reference herein and elsewhere in this registration statement were based on the proved reserves estimates prepared by Cawley, Gillespie & Associates, Inc., a summary letter of which is incorporated by reference herein. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

The information incorporated by reference herein as of December 31, 2020 regarding Contango’s estimates of the oil and gas reserves associated with its oil and gas properties have been audited by W.D. Von Gonten and Company and William M. Cobb & Associates, Inc., independent petroleum engineering firms. The description of the audit of such estimates is included and incorporated by reference into this prospectus upon the authority of said firm as an expert in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.

We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.

In particular, we incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing and prior to effectiveness of the registration statement that contains this prospectus and prior to the time that all the Class A Common Stock offered by this prospectus have been sold by the selling stockholders as described in this prospectus (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules) or such registration statement has been withdrawn:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022;

•

our Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, filed with the SEC on May 10, 2022; June  30, 2022, filed with the SEC on August 9, 2022; and September  30, 2022, filed with the SEC on November 9, 2022;

•

our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed on February  7, 2022, February  10, 2022, February  16, 2022, April  5, 2022, April  8, 2022, May  10, 2022, May  19, 2022, May  25, 2022, August  19, 2022, September  13, 2022, September  29, 2022, November  9, 2022 and January 6, 2023; and

•

the description of our Class  A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

600 Travis Street, Suite 7200

Houston, Texas 77002

(713) 337-4600

Attention: Investor Relations

Crescent Energy Company

Class A Common Stock

PROSPECTUS SUPPLEMENT

                , 2023